Exhibit 10.1

EXECUTION COPY

SECOND AMENDMENT TO GUARANTY

SECOND AMENDMENT TO GUARANTY (this "Amendment") dated as of July 30, 2008, to the Guaranty dated as of July 30, 2007 (as amended by the Amendment, Acknowledgement and Consent to Guaranty dated as of January 28, 2008, the "Guaranty") of KADANT INC. (the "Guarantor"), in favor of JPMORGAN CHASE BANK (CHINA) COMPANY LIMITED, SHANGHAI BRANCH (its successors and assigns, directly or through any of its branches, offices, subsidiaries, or affiliates, collectively the "Bank"). Unless otherwise defined herein, capitalized terms which are defined in the Guaranty are used herein as defined therein.

W I T N E S S E T H:

WHEREAS, the Guarantor has requested, and, upon this Amendment becoming effective, the Bank agreed, that certain provisions of the Guaranty be amended in the manner provided for in this Amendment;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the premises, the parties hereto hereby agree as follows:

SECTION I.   AMENDMENTS

1.1. Amendments to First Section (Guaranty). The first Section of the Guaranty is hereby amended by deleting clauses (b) and (c) in their entirety and substituting in lieu thereof the following new clauses:

"(b) a credit facility in the original principal amount of up to RMB Forty Five Million (RMB45,000,000) to K-Jining pursuant to a Short-Term Advised Credit Line Facility Agreement, dated as of July 30, 2008, among K-Jining and the Bank (the "1 year KJ Credit Agreement"), (c) a credit facility in the original principal amount of up to RMB Fifteen Million (RMB15,000,000) to **KADANT PULP AND PAPER EQUIPMENT (YANZHOU) CO. LTD.** , a company incorporated in Yanzhou, China ("K-Yanzhou") pursuant to a Short-Term Advised Credit Line Facility Agreement, dated as of July 30, 2008, among K-Yanzhou and the Bank (the " 1 Year KY Credit Agreement")"

1.2. Amendment to Second Section (Liabilities). The second Section of the Guaranty is hereby amended by adding the following paragraph at the end of such Section:

"The Guarantor further agrees (a) to comply with, and to cause the Borrower to comply with, all applicable laws and regulations of the State Administration of Foreign Exchange or other regulatory authorities in the Peoples Republic of China and (b) to do all acts necessary, and to cause the Borrower to do all acts necessary, so as to permit at all times the complete conversion into RMB of any U.S. dollars that may be paid to the Bank to satisfy any of the Guarantor's obligations under this Guaranty. Without limiting the scope of the preceding sentence, such compliance and acts may include, if the Bank so requests, such investments in the Borrower by the Borrower or the Guarantor or their subsidiaries as may be necessary to ensure that the difference between (x) the Borrower's registered capital and (y) the total investment in the Borrower that is approved by the State Administration of Foreign Exchange or other regulatory authorities in the Peoples Republic of China, as stated in the applicable Approval Certificate for Establishment of Enterprises with Foreign Investment in the Peoples Republic of China, is sufficient to cover all sums that the Bank is demanding or could demand under this Guaranty if the Borrower were in default under any of the Liabilities."

SECTION II.   MISCELLANEOUS

2.1. <u>Conditions to Effectiveness of Amendment</u>. This Amendment shall become effective on the date upon which each of the following conditions precedent has been satisfied:

(a) The Bank shall have received a counterpart hereof duly executed and delivered by the Guarantor and the Bank; and

(b) Each of (i) the Short-Term Advised Credit Line Facility Agreement, dated as of July 30, 2008, among Kadant Juning Light Machinery Co., LTD. and the Bank and (ii) the Short-Term Advised Credit Line Facility Agreement, dated as of July 30, 2008, among Kadant Pulp and Paper Equipment (Yanzhou) Co. LTD. and the Bank, shall have been or shall be entered into concurrently with the entering into of this Amendment.

2.2. <u>Representations and Warranties</u>. The Guarantor represents and warrants to the Bank that as of the effective date of this Amendment: (a) the Guaranty constitutes the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms constitutes, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law); (b) the representations and warranties made by the Guarantor in or pursuant to the Guaranty are true and correct in all material respects on and as of the date hereof (except to the extent that such representations and warranties are expressly stated to relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date); and (c) each of the corporate organizational documents delivered in connection with the delivery of the Guaranty on or prior to July 30, 2008 are true and complete copies of each document thereof, remain in full force and effect and have not been amended, modified or supplemented since such date of delivery.

2.3. <u>Counterparts</u>. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts (including by facsimile transmission or other electronic transmission (i.e., a "PDF" or "TIFF")), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Amendment signed by all the parties shall be lodged with the Guarantor and the Bank.

2.4. <u>Continuing Effect; No Other Amendments</u>. Except to the extent the Guaranty is expressly amended hereby, all of the terms and provisions of the Guaranty are and shall remain in full force and effect. This Amendment shall constitute a Facility Document.

2.5. <u>Payment of Expenses</u>. The Guarantor agrees to pay and reimburse the Bank for all of its out-of-pocket costs and expenses incurred to date in connection with this Amendment and the other Facility Documents, including, without limitation, the reasonable fees and disbursements of legal counsel to the Bank.

2.6. **<u>GOVERNING LAW</u>. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.**

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

KADANT INC.

By: /s/ Thomas M. O'Brien
Name: Thomas M. O'Brien
Title: Executive Vice President and ChiefFinancial Officer

JPMORGAN CHASE BANK (CHINA) COMPANY LIMITED, SHANGHAI BRANCH

By: /s/ Betty Wang
Name: Betty Wang
Title: Executive Director & Deputy Branch Manager